        EXHIBIT 19
PATTERSON COMPANIES, INC.
Securities Trading and Information Disclosure Policy
Effective: June 10, 2024
Patterson Companies, Inc. (together with its subsidiaries, the “Company”) has adopted the following policy as to securities trading and information disclosure by Company directors, officers, and employees (“Covered Persons”):
If a Covered Person has material non-public information relating to the Company, neither that person nor any Related Person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to material non-public information relating to any other company with publicly traded securities, including our customers, vendors and partners, obtained in the course of your employment by, or work with, the Company.
Transactions that may seem necessary or justifiable to the individual involved (such as the need to raise money for an emergency expenditure) are not excluded from this policy. You must avoid even the appearance of an improper transaction to preserve the Company’s reputation for adhering to the highest standards of ethical conduct and to avoid legal inquiries or proceedings for the individuals involved.

1.	Purpose	The purpose of this Securities Trading and Information Disclosure Policy (the “Policy”) is to promote compliance with applicable securities laws by the Company and its Covered Persons.
2.	Applicability	This Policy is applicable to all Covered Persons. This Policy also applies to any Related Person (as defined below). It is also the Company’s policy that the Company will not engage in market transactions in the Company’s securities while aware of material non-public information relating to the Company or its securities, other than pursuant to a trading plan that complies with Rule 10b5-1 under the Securities Exchange Act, as amended (“Rule 10b5-1”).
This Policy applies to all transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company. This Policy does not apply to exercises of options granted by the Company, the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the Company withholds shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock; however, it would apply to any proposed sale of stock acquired upon exercise of options or the sale of restricted stock after vesting. This means, for example, that a “cashless exercise” of a Company-issued stock option through a broker will be subject to the restrictions set forth in this Policy.

3.	General Policy	If a Covered Person has material non-public information relating to the Company, it is the policy of the Company (and the requirements of the U.S. securities laws) that neither that person nor any Related Person (as defined below) may buy or sell securities of the Company, or puts, calls or options on the securities of the Company or engage in any other action to take advantage of, or pass on to others, that information (the terms “material” and “non-public” are defined in Section 5 below). This Policy also applies to material non-public information relating to any other company with publicly traded securities obtained in the course of employment by or association with the Company.
In addition, to ensure that the Policy is effectively implemented and to avoid the appearance of impropriety, the Company requires all Covered Persons with frequent access to material non-public information regarding the Company (individually an “Access Person” and collectively “Access Personnel,” as more specifically identified in Section 5 of this Policy) to comply with certain additional procedures of the Policy before effecting any trades involving the Company’s securities.
4.	Reasons for this Policy	Insider trading (that is, trading on material non-public information) is against both federal and state securities laws. These laws are often strictly enforced by the U.S. Securities and Exchange Commission and state securities regulators. The Company has adopted this Policy because of the very substantial penalties imposed by these laws, because the Company’s reputation is among its most important assets and because the potential damage to both your reputation and the Company’s reputation is serious if you are accused of insider trading.
5.	FAQs
Who is an “Insider”?
Any person who possesses material non-public information is considered an “insider” as to that information. Insiders generally include directors, officers and employees of the Company, and those persons in a special relationship with the Company (e.g., its auditors, attorneys and consultants). The definition of insider is transaction specific. In other words, an individual is an insider with respect to each material non-public item of information of which he or she is aware.

What is “Material Information”?
Materiality of a fact depends upon the circumstances. Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Examples of Material Information Include:
·revenue, earnings or other operating results not yet released
·projections of future earnings or losses
·changes to previously announced earnings guidance ·significant write-downs in assets or increases in reserves
·major expansion plans or plans to downsize
·liquidity problems
·significant changes in margins, return rates, and other key business indicators

·proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, tender offers, joint ventures, recapitalizations, strategic alliances, licensing arrangements or significant changes in assets

·significant developments regarding customers or vendors (such as gain or loss of a key vendor, or significant changes in customer acquisition or retention rates)
·developments regarding significant litigation or government agency investigations
·public offerings
·developments that may lead to a change in control of the Company
·changes in senior management or the composition of the Board of Directors
·changes in the Company’s auditors
·events regarding the Company’s securities, such as dividends, sales of securities or repurchase plans
·bankruptcies or receiverships

·a significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its properties or assets, including its facilities or information technology infrastructure (e.g., a significant cybersecurity incident, such as a data breach)

The above list is only illustrative; many other types of information may be considered “material” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. Material information is further not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new line of business, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect that the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. If you are unsure whether information is material, you should consult the Insider Trading Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

What is “Non-Public Information”?
Non-public information is any information that has not been disclosed generally to the public. Information that is received under circumstances that indicate the information is not yet in general circulation should be assumed to be non-public. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

Information is not considered to be known to the public immediately upon issuance of a press release but is public information only after there is adequate time for the news to be circulated and absorbed by the market and investors. You should not trade until the start of trading on the second business day following publication as a reasonable waiting period before such information is deemed to be public. For example, assuming regular work weeks without holidays, if an earnings release were issued on a Thursday, you may not trade until the following Monday, which would be the second business day following the publication of the material information.
As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Insider Trading Compliance Officer or assume that the information is “non-public” and treat it as confidential.

Who is an “Access Person”?
If you are (i) a member of the Board of Directors, (ii) a corporate officer of the Company, (iii) an employee at grade 58 or higher who has received an equity award or similar grant under any of the Company’s existing or future-adopted incentive plans, or an employee at grade 58 or higher who has been with the Company for less than one year, or (iv) have been designated a key employee by the Insider Trading Compliance Officer, you are an Access Person, collectively Access Personnel, and are subject to additional restrictions on your ability to buy or sell securities of the Company. The Insider Trading Compliance Officer shall have the authority to interpret this policy and determine who qualifies as an Access Person when it is ambiguous.

Who is a “Section 16 Person”?
If you are a director or “executive officer” of the Company, or a beneficial owner (directly or indirectly) of more than 10% of the outstanding securities of the Company, you are a Section 16 Person and are subject to the additional restrictions applicable to Access Personnel, and are also required to pre-clear any sales or purchases of the Company’s securities as set forth in Section 8 below. Executive officers of the Company are those named as such in the Company’s Annual Report on Form 10-K or those subsequently deemed as such by the Board of Directors.

Who is a “Related Person?”
For purposes of the Policy, a Related Person includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and other equivalent legal entities that you control. Although a person’s parent or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be a “tippee” for securities laws purposes. See Section 6 below for a discussion of the prohibition on “tipping.”

When is a “Window Period”?

The window period opens at the start of trading on the second business day after the Company’s annual results or quarterly results, as the case may be, have been publicly released and closes at the close of trading on the 15th calendar day (or if not a trading day, the immediately preceding trading day) of the last month of each fiscal quarter. These window periods supplement, and do not replace, the overriding prohibition on trading when in possession of material non-public information.

Note that Access Personnel may not trade in the Company’s securities except during a window period. This prohibition extends to (i) entering into, modifying or terminating a Rule 10b5-1 Plan or (ii) enrolling in or making payroll deduction changes in the Company’s Employee Stock Purchase Plan, or other similar plans, including those that may be approved from time to time, under which employees may elect to purchase securities of the Company (one or more of such actions are referred to in this policy as “Enrollment / Change”).

What is a “Blackout Period”?
From time to time you may be notified by the Company’s Insider Trading Compliance Officer that no trading in the Company’s securities should occur (a “Blackout Period”). A Blackout Period is intended to prevent or avoid an illegal trading transaction, or even the appearance of illegal or improper activities. You may not trade in the Company’s securities, authorize an Enrollment / Change, or enter into, modify or terminate a Rule 10b5-1 Plan once a Blackout Period has been announced, unless you have been informed by the Insider Trading Compliance Officer that the Blackout Period has expired. In addition, the Company may from time to time use these event-specific blackout procedures to restrict trading during certain days before and after an announcement related to the Company’s share repurchase program.
Who is the Insider Trading Compliance Officer?

The Company’s Insider Trading Compliance Officer is the Chief Legal Officer.
Additional persons may be designated by the Board of Directors as Insider Trading Compliance Officers in the future under this policy.
The duties of the Insider Trading Compliance Officer include, but are not limited to:
·assisting with implementation of this Policy;
·circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

·pre-clearing all trading in securities of the Company by Section 16 Persons in accordance with the procedures set forth in Section 8 below; and
·providing approval of any Rule 10b5-1 plans in accordance with the procedures set forth in Section 7 below.

Who is responsible for complying with this Policy?
You are responsible for understanding and complying with this Policy. While the Insider Trading Compliance Officer is responsible for enforcing the Policy, your failure to comply will have consequences on you.

6.	Trading Guidelines for Covered Persons	The following guidelines should be followed to ensure compliance with this Policy and to protect Covered Persons from accusations of insider trading. The guidelines apply even if Covered Persons want to make the proposed purchase or sale for reasons having nothing to do with his or her possession of the insider information, such as a desire to raise money for unanticipated expenditures.

Do not disclose material non-public information
You may not give anyone, including relatives, friends or work associates, any non-public information regarding the Company, either orally or in writing, except that information may be shared in the ordinary course of business with work associates who need such information to conduct business appropriately. Furthermore, if you are in possession of material non-public information, you may not make any recommendations that may encourage or discourage others from buying securities of the Company (even though you do not actually disclose the information behind such recommendations). If you come into possession of material non-public information that you were not supposed to receive, notify the Insider Trading Compliance Officer immediately.

Do not trade Company securities when you are in possession of material non-public information
You may not buy or sell securities of the Company, including initial elections, changes in election or reallocation of funds relating to Company securities in 401(k) plan accounts, or recommend that another person buy or sell Company securities when you are in possession of material non-public information regarding the Company.

If you possess material non-public information regarding the Company, do not trade until the start of trading on the second business day after such information has been publicly released
To allow the Company’s shareholders and the investing public a reasonable amount of time to receive and act upon information released about the Company, if you possess material non-public information, you may not buy or sell the Company’s securities until the start of trading on the second business day after such information has been publicly released, at which time you may again buy or sell the Company’s securities.

Avoid speculation and other practices that may appear to be based on non-public information
Purchases of the Company’s securities should be made as long-term investments.
You are prohibited from engaging in short selling of the Company’s securities, which would reward you for downward changes in price, because, in hindsight, such sales are likely to appear to have resulted from the possession of non-public information. Short selling also has the potential to signal to the market that the seller lacks confidence in the Company’s prospects, and may reduce a seller’s incentive to seek to improve the Company’s performance.
You also are prohibited from engaging in other speculative trading of the Company’s securities, including writing or trading in options, warrants, puts, calls or other derivative securities on the Company’s stock.
In addition, the Company discourages Covered Persons from engaging in frequent trading in Company stock because frequent trading also may give the appearance, in hindsight, that such sales were based on non-public information.
Hedging transactions, including the use of prepaid variable forwards, equity swaps, collars or exchange funds, may permit a Covered Person to continue to own Company securities obtained through employee benefit plans or otherwise without the full risks and rewards of ownership. When that occurs, the Covered Person may not have the same objectives as the Company’s other shareholders. Therefore, Covered Persons are prohibited from engaging in hedging transactions.
Because a margin sale or foreclosure sale may occur at a time when the pledger is aware of material non-public information or otherwise is not permitted to trade in Company securities, Covered Persons are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.
Lastly, standing and limit orders (except standing and limit orders under an Approved 10b5-1 Plan, as described below) create heightened risk for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Person is in possession of material non-public information. The Company therefore discourages placing standing or limit orders on Company securities.

You are also responsible for transactions by your Related Persons
This Policy applies to your Related Persons. Covered Persons are expected to be responsible for the compliance of their Related Persons and, as described below, you should not “tip” information to your Related Persons, friends, or anybody else.

Do not “tip” information to others
It is inappropriate, and illegal, for a person in possession of material non-public information to provide other people with such information or to recommend that they buy or sell securities based upon that information, even if they do not give the other person the specific information. This is called “tipping” by securities regulators and can result in punishment of both the tipper and tippee. Accordingly, do not share non-public information with anyone outside of the Company (except its legal counsel or accountants, as appropriate). Do not share any such information with employees of the Company except as required for the Company’s business. Do not share non-public information with anyone if you suspect that the recipient might buy or sell securities of the Company in response to the information. Do not recommend to others the purchase or sale of the Company’s securities while you are arguably in possession of insider information. Note that the prohibition against disclosing non-public information to others applies whether or not you derive any monetary benefit from making the disclosure. Consistent with the foregoing, you should exercise discretion in handling non-public information and not discuss it in public places where it can be overheard, such as elevators, restaurants, taxis and airplanes.

This Policy also applies to trading in other securities
In the course of your business relationships with other companies on behalf of the Company, such as our vendors or suppliers, you may receive material non-public information regarding such other companies. This Policy applies equally to disclosure and discussion of information related to these other companies. Similarly, this Policy applies to the agents, advisors and independent contractors of the Company to the extent they are exposed to material non-public information.

Your transactions will be evaluated with the benefit of 20/20 hindsight
Remember, if your securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how the transaction may be construed in the bright light of hindsight. This is particularly true where you may have non-public information that you do not consider to be material, but which others, including courts, may consider to be material.

7.	Additional Requirements for Access Personnel
Access Personnel may only trade in the Window Period
If you meet the definition of Access Personnel, you may not (a) trade in securities of the Company (other than exercises of options granted by the Company), (b) authorize an Enrollment / Change (as defined above), or (c) enter into, modify or terminate a Rule 10b5-1 Plan, except during the window period – independent of whether you believe you possess any material non-public information.

Exception for Trading under Pre-Existing 10b5-1 Plans
These trading restrictions do not apply to transactions under a pre-existing plan, contract, instruction, or arrangement under Rule 10b5-1 entered into by an Access Person or their Related Person where the following conditions are met:

a.The plan has been reviewed and approved in advance by the Insider Trading Compliance Officer;
b.You certify that you are not in possession of material non-public information when you enter into the plan;
c.The plan is entered into during an open window period and no Blackout Period has been announced;
d.You certify that you are adopting the plan in good faith and you will act in good faith with respect to the plan;
e.The applicable mandatory “cooling off” period must expire before trades begin (which varies from 30 days to up to 120 days depending upon your status);
f.You may not implement multiple single trade or overlapping Rule 10b5-1 trading plans, unless an exception applies; and

g. The plan gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Access Person or their Related Person, as the case may be, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions (collectively, an “Approved 10b5-1 Plan”).

You may buy or sell securities of the Company pursuant to certain contracts, instructions and plans regardless of whether you have material, non-public information so long as you are not in possession of material non-public information when you enter into or adopt the contract, instructions or plan. Prior to entering into any such contract, instruction or plan, you should provide a copy to the Insider Trading Compliance Officer. The existence of the contract, instruction or plan for a Section 16 Person must be disclosed publicly.
Once your contract, instruction or plan has been put in place, all proposed modifications or terminations of the contract, instruction or plan must be provided to or reviewed by the Insider Trading Compliance Officer prior to implementation.

After your contract, instruction or plan has been put in place, purchases or sales of the Company’s securities may proceed in accordance with the contract, instruction or plan even if you become aware of material non-public information. You may not alter or deviate from the terms of the approved contract, instruction or plan and you may not engage in any corresponding or hedging transactions.
In addition, even though authorizing an Enrollment / Change is prohibited during a Blackout Period, these trading restrictions do not apply to the periodic purchases of Company stock under the terms of such purchase plans. These trading restrictions would, however, apply to any sales of shares purchased pursuant to such plans.

No Trading of Derivatives, Hedging, Margin Accounts or Pledging
You may not (1) enter into any arrangement or agreement involving writing or trading in options, warrants, puts, calls or other derivative securities on the Company’s stock, (2) engage in any hedging transactions including the use of prepaid variable forwards, equity swaps, collars or exchange funds, or (3) hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan.

Gifts Gifts may only be made during a window period when no Blackout Period has been announced.

Blackout Periods
You may occasionally be subject to a trading “blackout” even though the window period is in effect because the Company has determined that you have knowledge of material non-public information regarding the Company’s plans or due to some other reason. Because trading at this time would put you at risk of a securities law violation, you are prohibited from trading in Company securities (or authorizing an Enrollment / Change, or entering into, modifying or terminating a Rule 10b5-1 Plan) until the second business day following public disclosure of the information, or the express lifting of the trading prohibition. During such a blackout, you should refrain from discussing the trading prohibition with third parties, as its very existence could itself be viewed as material non-public information.

Please also note that such a trading prohibition does not preclude you from exercising an option for cash and holding the related shares (an exercise and hold). It does, however, preclude you from exercising an option through a broker-assisted cashless exercise (an exercise and sell) because that type of transaction involves a sale into the marketplace.
8.	Additional Requirements for Section 16 Persons
General
Because of the greater access Section 16 Persons have to sensitive information regarding the Company, and even though they may not believe that they possess any material non-public information at that time, in addition to only trading during a window period, Section 16 Persons are required to pre-clear with the Company all trading activity in securities of the Company (including option exercises and gifts). Pre-clearance is required to avoid even the appearance of an improper transaction, to provide some uniformity to the definition of “material non-public information” among the Company’s personnel, and to facilitate timely compliance with Section 16 reporting requirements. Therefore, prior to making any purchase, sale or gift of the Company’s securities, Section 16 Persons must contact the Insider Trading Compliance Officer to determine whether his or her proposed trade is permitted under the Policy. The Insider Trading Compliance Officer will advise such person as to whether the proposed trade is permissible.

As a Section 16 Person, if you are advised that the trade may occur, you may proceed with your proposed transaction. A response by the Insider Trading Compliance Officer that a trade may occur in compliance with the Policy is effective from the time of response until the end of trading on the next succeeding business day, unless you are otherwise advised by the Insider Trading Compliance Officer prior to trading. You must notify the Insider Trading Compliance Officer of the date you will complete the trade, and coordinate with the Company to ensure a Form 4 is filed with the U.S. Securities and Exchange Commission within two business days of completing your trade.
NOTE: Section 16 Persons will have to continue to file Form 4s for transactions after they cease to be a director or officer of the Company if the transaction occurs within 6 months of their last transaction while an officer or director. As a result, this Policy continues to apply to your transactions in the Company’s securities even after you have terminated employment or Board service.
Pre-clearance is required for entry into an Approved 10b5-1 Plan. Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan, but it is required for modification or termination of an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of an Access Person or their Related Person should be instructed to send duplicate confirmations of all such transactions to the Insider Trading Compliance Officer.

If you are advised that the trade may not occur, you may not effect the proposed transaction. To avoid signaling to others that something non-public and material is happening with respect to the Company, you should keep this response entirely confidential. This confidentiality will be easier to maintain if you go through the required pre-clearance procedures prior to discussing a proposed trade with others (including your broker). If you talk to others first and then get a response that the trade cannot be made, you will be in the position of having to provide an explanation for your change of mind.
A favorable response to a trading inquiry from the Insider Trading Compliance Officer should not be interpreted as approval by the Company of the advisability of the proposed trade or of its compliance with other applicable policies, laws and regulations, including the Policy. It is your responsibility to ascertain whether a contemplated transaction is within the scope of these other restrictions. In any event, you should not effect the proposed trade if you are, in fact, in possession of material non-public information regarding the Company.

Prohibition on Short Swing Profits
Section 16 Persons may not sell Company securities of the same class for at least six months after a purchase, and may not purchase Company securities of the same class for at least six months after a sale.

9.	What May Happen	Even if you in fact possessed no non-public information, if you buy or sell the Company’s securities shortly before an event that affects their market price, you may be investigated by the U.S. Securities and Exchange Commission, the NASDAQ Stock Market, or others. The same is true if such a purchase or sale is undertaken by one of your friends, relatives or work associates. Defending against such a charge is very difficult, expensive and embarrassing for both you and the Company. Although it is impossible to assure that your trading in securities of the Company will not occur shortly before such a price change, it is very important that you strive to avoid even an appearance that you might have traded while in possession of non-public information regarding the Company.
10.	Possible Penalties	Individuals who trade on material non-public information, or who “tip” such information to others may be subject to the following:
·A civil penalty of up to 3 times the profit made or loss avoided;
·A criminal fine (no matter how small the profit) of up to $5 million; and
·A jail term of up to 20 years.
·In addition, if you violate this Policy, the Company may take any disciplinary action that it determines to be appropriate, up to and including termination of your employment for cause.
The Company also may be subject to significant criminal and civil penalties because of trading in violation of this Policy by directors, officers, employees or others. Given the severity of the potential penalties, compliance with the Policy is absolutely mandatory.

11.	Important Disclaimer	The purposes of this Policy are to provide information concerning the current legal restrictions on securities trading by Company personnel and to impress upon the Company’s directors, officers, and employees the importance the Company places on complying with these restrictions. This Policy is not intended to result in the imposition of any liability to the Company that would not exist in the absence of this Policy.
12.	Assistance	Any person with questions about specific transactions may obtain additional guidance from the Company’s Insider Trading Compliance Officer. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you.

ACKNOWLEDGEMENT

The undersigned hereby acknowledges receipt of the Patterson Companies, Inc. Securities Trading and Information Disclosure Policy (the “Policy”) and the undersigned has read the same and agrees to comply with the Policy.

Signature	Date
Printed Name

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